UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                             (Amendment No. _______)


                            Law Companies Group, Inc.
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                         (Title of Class of Securities)


                                 (CUSIP Number)

      Robert F. Dow, 2800 One Atlantic Center, 1201 West Peachtree Street,
                           Atlanta, Georgia 30309-3450
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                   May 6, 1997

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

432444.2

CUSIP No. ________                                                Page 2 of  10



====================================================================================================================
1        Name of Reporting Person  S.S. or I.R.S. Identification No. of Above Person
                                   Virgil R. Williams
--------------------------------------------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group                                               (a)|X|
                                                                                                        (b)|_|
--------------------------------------------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------------------------------------------
4        Source of Funds
                                                   BK
--------------------------------------------------------------------------------------------------------------------
5        Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)        |_|

--------------------------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization
                                        United States
--------------------------------------------------------------------------------------------------------------------
         7  Sole Voting Power
                                           931,699(1)

--------------------------------------------------------------------------------------------------------------------
         8  Shared Voting Power
                                        931,699(1)(2)

--------------------------------------------------------------------------------------------------------------------
         9  Sole Dispositive Power
                                           931,699(1)

--------------------------------------------------------------------------------------------------------------------
         10  Shared Dispositive Power
                                        931,699(1)(2)

--------------------------------------------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                      1,863,398(1)(2)

--------------------------------------------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                          |X|

--------------------------------------------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                         49.6 percent

--------------------------------------------------------------------------------------------------------------------
14       Type of Reporting Person
                                                   IN

====================================================================================================================
SEE INSTRUCTIONS BEFORE FILLING OUT


(1) Includes 481,699 shares of Common Stock issuable upon conversion of the shares of 8% Cumulative Convertible Preferred Stock. Includes the reporting person's 50% interest in a currently exercisable option to purchase 900,000 shares of Common Stock. Does not include the reporting person's 50% interest in options to acquire an aggregate of 203,000 shares of Common Stock which are not currently exercisable. Does not include the reporting person's 50% interest in a warrant ("Warrant") to purchase 963,398 shares of Common Stock. The Warrant is currently exercisable but is cancellable to the extent that the Preferred Stock is converted; hence, the reporting person may not both convert the Preferred Stock and exercise the Warrant.

(2) Represents shares beneficially owned by the reporting person's brother, James M. Williams, Jr..

432444.2

CUSIP No. ________                                               Page 3 of  10



====================================================================================================================
1        Name of Reporting Person  S.S. or I.R.S. Identification No. of Above Person
                               James M. Williams, Jr.
--------------------------------------------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group                                               (a)|X|
                                                                                                        (b)|_|
--------------------------------------------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------------------------------------------
4        Source of Funds
                                                   PF
--------------------------------------------------------------------------------------------------------------------
5        Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)        |_|

--------------------------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization
                                        United States
--------------------------------------------------------------------------------------------------------------------
         7  Sole Voting Power
                                           931,699(1)

--------------------------------------------------------------------------------------------------------------------
         8  Shared Voting Power
                                        931,699(1)(2)

--------------------------------------------------------------------------------------------------------------------
         9  Sole Dispositive Power
                                           931,699(1)

--------------------------------------------------------------------------------------------------------------------
         10  Shared Dispositive Power
                                        931,699(1)(2)

--------------------------------------------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                      1,863,398(1)(2)

--------------------------------------------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                          |X|

--------------------------------------------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                         49.6 percent

--------------------------------------------------------------------------------------------------------------------
14       Type of Reporting Person
                                                   IN

====================================================================================================================
SEE INSTRUCTIONS BEFORE FILLING OUT


(1) Includes 481,699 shares of Common Stock issuable upon conversion of the shares of 8% Cumulative Convertible Preferred Stock. Includes the reporting person's 50% interest in a currently exercisable option to purchase 900,000 shares of Common Stock. Does not include the reporting person's 50% interest in options to acquire an aggregate of 203,000 shares of Common Stock which are not currently exercisable. Does not include the reporting person's 50% interest in a warrant ("Warrant") to purchase 963,398 shares of Common Stock. The Warrant is currently exercisable but is cancellable to the extent that the Preferred Stock is converted; hence, the reporting person may not both convert the Preferred Stock and exercise the Warrant.
(2) Represents shares beneficially owned by the reporting person's brother, Virgil R. Williams.

432444.2

CUSIP No. ________                                                Page 4 of  10



Item 1.  Security and Issuer

         This statement relates to the Common Stock, $1.00 par value, of Law Companies Group, Inc., a Georgia corporation (the "Company"). The principal executive office of the Company is located at:

                  114 Townpark Drive, Suite 500
                  Kennesaw, Georgia  30144

Item 2.  Identity and Background


         1.       (a)      Virgil R. Williams is a person filing this statement.

                  (b)      2076 West Park Place, Stone Mountain, Georgia  30087.

                  (c) Chairman of the Board, President and Chief Executive Officer of Williams Group International, Inc., a construction, facilities maintenance and environmental engineering firm.

                  (d)      None.

                  (e)      None.

                  (f)      United States.

         2.       (a)      James M. Williams, Jr. is a person filing this
                           statement.

                  (b)      2076 West Park Place, Stone Mountain, Georgia  30087.

                  (c)      Vice   Chairman  of  the  Board  of  Williams   Group
                           International,   Inc.,  a  construction,   facilities
                           maintenance and environmental engineering firm.

                  (d)      None.

                  (e)      None.

                  (f)      United States.


Item 3.  Source and Amount of Funds or Other Consideration

         On May 6, 1997, the reporting persons acquired 963,398 shares (the "Shares") of the Company's 8% Cumulative Convertible Preferred Stock pursuant to the terms of that certain Securities Purchase Agreement ("Securities Purchase Agreement") dated March 21, 1997, among the Company and the reporting persons, a copy of which is filed herewith as Exhibit 99.1. Pursuant to the Securities Purchase Agreement, among other things, the reporting persons purchased at the closing of the Securities Purchase Agreement, for an aggregate purchase price of $10,000,000 ("Equity Investment"): (a) a number of shares of a newly created class of Cumulative Convertible Redeemable Preferred Stock (the "Preferred Stock") equal to one-half of the shares of Common Stock and common stock equivalents for an aggregate of approximately one-third of such Common Stock and common stock equivalents issued and outstanding at the closing of the Equity Investment (the "Equity Investment Closing"), together with warrants to purchase the same number of shares of Common Stock; (b) an option to purchase up to 900,000

432444.2

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CUSIP No. ________                                                Page 5 of  10



(declining to 200,000 over time) shares of Common Stock; and (c) options to purchase additional shares of Common Stock representing one-half of the number of shares subject to any incentive stock options granted as of the Equity Investment Closing by the Company to certain optionholders, exercisable when and if such incentive stock options are exercised (the "Plan Options"). However, the reporting persons, for a period of four years from the consummation of the Equity Investment, may not acquire more than 50% of the outstanding shares of Common Stock without the approval of the Directors elected by the holders of Common Stock. The source of funds for Virgil Williams' portion of the Equity Investment was an existing unsecured line of credit with NationsBank of Georgia, N.A. and the source of funds for James Williams' portion was a draw on his margin account at Morgan Stanley & Co. A copy of the line of credit promissory note is filed herewith as Exhibit 99.4.

         Each share of Preferred Stock is convertible, at the option of the holder, into one share of Common Stock (provided that the Correlating Warrant (as defined below) for such share of Preferred Stock has not been exercised). If a redemption occurs on or after the seventh anniversary of the Equity Investment Closing then each share of Preferred Stock is convertible at the option of the holder, into the "Adjusted Number" of shares of Common Stock (provided that the Correlating Warrant for such share of Preferred Stock has not been exercised); provided that as a result of such conversion (together with any simultaneous conversions) all shares issuable pursuant to the Warrant have been issued. The "Adjusted Number" will be an amount equal to the total number of shares of Preferred Stock being converted multiplied by a fraction, the denominator of which is the Exercise Price then in effect and the numerator of which is the Original Issue Price. In no event will shares of Preferred Stock be convertible into a number of shares of Common Stock that is greater than the total number of shares of Common Stock that may be issued pursuant to the Warrant, taking into account all prior and simultaneous conversions and exercises under the Warrant. Upon any such conversion, the Correlating Warrant for each such share of Preferred Stock so converted will be automatically cancelled, and each such Correlating Warrant will be delivered, automatically cancelled and of no further force or effect. To the extent that any shares of Preferred Stock remain outstanding after such time as the Warrant has either expired or been fully exercised, such shares of Preferred Stock will retain all rights granted to such Preferred Stock under the Restated Articles of Incorporation of the Company ("Restated Articles") except for the right to convert.

         In connection with the Securities Purchase Agreement, at the Equity Investment Closing, the reporting persons received warrants to purchase 963,398 shares of Common Stock (the "Warrant") pursuant to the Warrant Agreement by and between the Company and the reporting persons, which will expire upon the earlier to occur of (i) the time when it has been exercised with respect to all shares of Common Stock which the reporting persons are or may become entitled to purchase, (ii) the time when shares of Preferred Stock have been converted into the maximum number of shares of Common Stock into which such shares of Preferred Stock may be converted, or (iii) twelve (12) years from the date of issuance ("Issuance Date"). Each Warrant will correlate directly with one share of Preferred Stock acquired by the reporting persons pursuant to the Securities Purchase Agreement (each Warrant, a "Correlating Warrant"). The Warrant is exercisable at a price per share of Common Stock ("Exercise Price") of an amount per share equal to $10,000,000 divided by the number of shares of Preferred Stock purchased by the reporting persons under the Securities Purchase Agreement (the "Original Issue Price") (calculated as of May 6, 1997, this price is $10.38 per share if the Warrant is exercised on or before June 30, 1998). If the Warrant is exercised after June 30, 1998 and on or before December 31, 2000 (the "Exercise Date"), then the Exercise Price will be determined as follows: (i) if the Company meets or exceeds certain quarterly financial goals as determined by the Board and set forth in the Amended Bylaws of the Company (collectively, "Benchmarks") for the period commencing on the first day of the fiscal quarter immediately following the fiscal quarter in which the Issuance Date occurs and ending on the last day of the fiscal quarter immediately preceding the Exercise Date (the "Relevant Period"), the Exercise Price will be equal to the Original Issue Price, (ii) if the Company meets 60% or less of the cumulative Benchmarks for the Relevant Period, the Exercise Price will be $.01, or (iii) if the Company meets more than 60% but less than 100% of the cumulative Benchmarks for the Relevant Period, the Exercise Price will be prorated on a straight-line basis between $.01 and the Original Issue Price accordingly. (For example, with the Original Issue Price of $10.38 if the Company meets 90% of the Cumulative Benchmarks for the Relevant Period, the Exercise Price would be $7.79.) If the Exercise Date is after December 31, 2000, the exercise price will be

432444.2

CUSIP No. ________                                                Page 6 of  10



determined as set forth above, except that the Relevant Period will be the period commencing on the first day of the fiscal quarter immediately following the fiscal quarter in which the Issuance Date occurs and ending on December 31, 2000. Upon the exercise of the Warrant, the shares of Common Stock issued upon such exercise will be subject to the restrictions set forth in the Preferred Shareholder Agreement, a copy of which is filed herewith as Exhibit 99.2, and otherwise be subject to the provisions of the Restated Articles and the Amended Bylaws of the Company.


Item 4.  Purpose of Transaction

         The  reporting   persons  currently  intend  to  hold  the  shares  for
investment.

                 (a) The reporting persons have no definite plans to acquire additional securities. However, over a period of several years, the option described in Item 3 above declines in terms of the number of shares that may be acquired upon exercise, and the exercise price increases. The first adjustment to the number of shares and the exercise price occurs in July 1998. Although the purchase of additional shares does not appear attractive to the reporting persons at the date of this Schedule 13D, if the Company achieves certain anticipated financial goals, the reporting persons anticipate that they may exercise the option and acquire shares of Common Stock.

                  (b)      None.

                  (c)      None.

                  (d) Certain material rights that are granted to the reporting persons pursuant to the Securities Purchase Agreement are summarized below.

                           Board Participation Rights. Pursuant to and concurrently with the Equity Investment Closing, the reporting persons were entitled to designate for appointment six directors (or one less than a majority of the Board if the Board is smaller or larger than thirteen (13) members) while the holders of the Common Stock will elect six (6) directors (the "Common Stock Directors"). In addition, the reporting persons had the right to approve one director nominee submitted by the Common Stock Directors, such approval not being unreasonably withheld. Thereafter, the holders of a majority of the outstanding Preferred Stock will be entitled to appoint six directors or the number of directors necessary to maintain a similar ratio of the total members of the Board (the "Preferred Directors") and to approve one director nominee submitted by the Common Stock Directors (the "Swing Director"), such approval not being unreasonably withheld. As long as shares of Preferred Stock are outstanding, the Board will consist of at least nine (9) members.

                           Effective upon the Equity Investment Closing, Andrew
                           J. Young, James I. Dangar, Clarence D. Zimmerman, Fredrick J. Krishon and Geoffrey J. Brice, current members of the Board, resigned and Bruce C. Coles, Robert B. Fooshee, Walter T. Kiser, Clay E. Sams, Peter D. Brettell and Frank B. Lockridge, current members of the Board, were elected to remain on the board as the Common Stock Directors. The reporting persons have appointed Virgil R. Williams, James M. Williams, Jr., Steven Muller, Thomas D. Moreland, Michael D. Williams and Joe A. Mason, who serve as the Preferred Directors. The Common Stock Directors have nominated, and the Preferred Directors have approved, John Y. Williams (no relationship to Virgil
                           R. Williams and James M. Williams, Jr.) to serve as the seventh director ("Swing Director").

432444.2

CUSIP No. ________                                               Page 7 of  10




                           Appointment of Additional Directors. After consummation of the Equity Investment, if the Company
                           (a) fails to meet 80% of certain predetermined financial performance criteria ("Benchmarks") for any four consecutive fiscal quarters; (b) fails for the four fiscal quarters ended June 30, 1998 to meet 70% of its cumulative Benchmarks in such four fiscal quarters; (c) fails for the four fiscal quarters ended September 30, 1998 to meet 72.5% of its cumulative Benchmarks in such four fiscal quarters;
                           (d) fails for the four fiscal quarters ended December 31, 1998 to meet 75% of its cumulative Benchmarks in such four fiscal quarters; (e) fails for the four fiscal quarters ended March 31, 1999 to meet 77.5% of its cumulative Benchmarks in such four fiscal quarters; (f) fails to meet 80% of its cumulative Benchmarks for any four consecutive fiscal quarter periods ending on or after June 30, 1999; or (g) fails to make timely cash dividend payments on the Preferred Stock for any six fiscal quarters (each, a "Preferred Stock Event"), the size of the Board will automatically increase to fifteen (15) members (or, if the Board is larger of smaller than thirteen (13) members, such number as required to accommodate the appointment of two additional members), and the holders of the Preferred Stock will have the right to elect two (2) additional members of the Board (the
                           "Additional Directors"). In the event Additional Directors are elected to the Board by reason of a
                           Preferred Stock Event, such directors will continue to serve until the Company achieves 90% of its cumulative Benchmarks for any four-quarter period (a "Cure Event"), at which time such Additional Directors will cease to serve and the Board shall automatically revert to its size immediately prior to the election of Additional Directors. If the holders of the Preferred Stock become entitled to elect Additional Directors a second time, such additional Directors will be entitled to continue to serve so long as any Preferred Stock remains outstanding, after which time such Additional Directors will cease to serve and the Board will automatically revert to its size immediately prior to the election of Additional Directors on such second occasion. If a majority of the Preferred Directors propose in writing to the full Board a plan of merger of share exchange to which the Company would be a party, or sale of all or substantially all of the assets of the Company, the Board will have an obligation to submit such proposal (with or without their recommendation) to all shareholders for their consideration and vote. If such proposal is not submitted to the shareholders for a vote within 120 days (or such longer time as may be required to comply with applicable law) after such proposal is delivered in writing to the full Board, then for the limited purpose of submitting such merger proposal to the shareholders, the size of the Board will be increased to fifteen (15) members (or, in the case of a Board which is larger or smaller than thirteen (13) members, such number as required to accommodate the appointment of two additional members) and the holders of the Preferred Stock will have the right to elect two (2) Additional Directors for the limited purpose of recommending and submitting such plan to the shareholders, after which time such Additional Directors will cease to serve and the Board shall automatically revert to its size immediately prior to the appointment of Additional Directors.

                  (e) The Preferred Stock provides for 8% cumulative dividends.

                  (f) The changes to the Company's corporate structure are described in Item 3 above.

                  (g) Pursuant to the Restated Articles, so long as Preferred Stock is outstanding, the Company shall not, without the approval by vote or written consent of a majority of the Preferred Directors, do the following:


432444.2

CUSIP No. ________                                                Page 8 of  10



                           1. amend the Articles in a manner that would require approval of the holders of Preferred Stock under Section 14-2-1004 of the Georgia Business Corporation Code or amend the Bylaws in a manner that would adversely affect the rights, preferences or privileges of, or restrictions on the Preferred Stock; or

                           2.        reclassify  any  outstanding  shares of
capital stock of the Company into shares having rights, preferences or privileges senior to or on parity with the Preferred Stock; or

                           3. authorize or issue any other equity securities having rights or preferences senior to or on parity with the Preferred Stock, other than in connection with the modification of subordinated notes in existence on the Original Issue Date (as defined below) or securities issued as part of bank financings; or

                           4.       engage in any  transaction  or series of
related transactions which would result in a change of ownership of more than 25% of the Company's equity securities; or

                           5.       sell  more  than  25% of the  Company's
operating assets in a single transaction or series of related transactions; or

                           6. enter into any proposed transaction or series of related transactions in which the Company issues securities, the result of which has the effect of Issuing Common Stock at less than the original issue price.

                  (h)-(j)  None.


Item 5.  Interest in Securities of the Issuer

                  (a)-(b)  See Items 7-13 of the cover page.

                  (c) See Item 3. No other transactions in the Company's Preferred Stock have been effected by the persons named in Item 2 above within the last sixty days.

                  (d) Each of the reporting persons acknowledges that he is a member of a group consisting of both reporting persons. The reporting persons share equally the voting and other rights granted under the Securities Purchase Agreement. See Items 4(d) and 6.

                  (e)      Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         See Item 4(d). The Securities Purchase Agreement includes, among other things, (i) restrictions on the transfer of the Shares; and (ii) demand and piggyback registration rights for the holders of the Shares. The Restated Articles, a copy of which is filed herewith as Exhibit 99.3, includes certain redemption rights. All or a portion of the Preferred Stock may be redeemed by the Company, at a price equal to the original issue price plus any accrued but unpaid Preferred Dividends with respect to each share, as described below. At the option of the holder, all of such holder's Preferred Stock shall be redeemed at any time on or after the seventh anniversary of the date upon which Preferred Stock was originally issued pursuant to the Articles ("Original Issue Date"). Such redemption will

432444.2

CUSIP No. ________                                              Page 9 of  10



be in cash for as many Shares as possible without violating any loan covenants which the Company is subject, applicable law, or the terms of any contract which was approved by at least a three-quarters affirmative vote of the Board. If the Company is unable to redeem all of such Preferred Stock for cash, such holder may, at its option, elect not to require the redemption of all or a portion of the Preferred Stock or may require the Company, subject to compliance with applicable law, to redeem the shares of Preferred Stock not redeemed for cash in exchange for a senior subordinated note (a "Subordinated Note") of the Company ranking pari passu with any other issue of the Company's most subordinated notes outstanding, which Subordinated Note will bear interest, payable quarterly, at a rate per annum equal to 5.5% above the yield on five-year treasury notes (the "Interest Rate"), with principal payable one-third upon redemption, one-third upon the first anniversary of the note, and the balance on the second anniversary of the note, with such principal eligible for prepayment by the Company without premium or penalty.

         At the option of the holder, all of such holder's Preferred Stock may be redeemed at any time during which the holders of the Preferred Stock are entitled to elect Additional Directors, by exchanging such Preferred stock for a Subordinated Note, the principal of which shall be due in three equal installments on the seventh, eighth and ninth anniversaries of the Original Issue Date.

         At the option of the Company, as determined solely by the Common Directors, all or a portion of the Preferred Stock may be redeemed on or after the seventh anniversary of the Original Issue Date, but only in the event the only form of consideration paid by the Company for such shares so redeemed is cash.


Item 7.  Material to be Filed as Exhibits

         99.1*   Securities Purchase Agreement dated March 21, 1997.
         99.2**  Preferred Stockholders Agreement dated May 6, 1997.
         99.3**  Restated Articles of Incorporation of Law Companies Group, Inc.
         99.4    Promissory Note dated March 31, 1997.
         99.5    Agreement of filing persons relating to filing of joint
                 statement per Rule 13d-1(f).

 * Incorporated by reference to the Company's Definitive Proxy Statement filed April 10, 1997.

** Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, filed May 15, 1997 (File No. 0-19239).


432444.2

CUSIP No. ________                                               Page 10 of  10



Signature.

         After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.




/s/ Virgil R. Williams                   Date May 15, 1997
Virgil R. Williams


/s/ James M. Williams, Jr.               Date May 15, 1997
James M. Williams, Jr.


432444.2